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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69788

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/21__ AND ENDING __06/30/22__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **JP DERIVATIVES LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

C/O BAYAT CONSULTING INC., 14 WALL STREET, 20TH FLOOR
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALAN KRIM	516-526-1586	akrim@jpderivatives.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

1375 Broadway 15th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

September 29, 2003		274	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Pluggi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JP DERIVATIVES LLC, as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

DUSTIN A. CAETANO
NOTARY PUBLIC - STATE OF NEW YORK
No. 01CA6430997
Qualified in Nassau County
Commission Expires 03/28/2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JP Derivatives, LLC

Statement of Financial Condition
June 30, 2022

JP Derivatives, LLC

Contents
June 30, 2022

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

EISNERAMPER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
JP Derivatives, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JP Derivatives, LLC (the "Company") as of June 30, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2022.

EISNERAMPER LLP
New York, New York
November 2, 2022



JP DERIVATIVES, LLC

Statement of Financial Condition
June 30, 2022

ASSETS		
Cash	$	47,869
Due from broker		134,577
Commissions receivable		305,806
Prepaid expenses		38,710
Security deposit		2,500
Total assets	$	529,462
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	175,014
Total liabilities		175,014
MEMBER'S EQUITY:		354,448
TOTAL LIABILITIES AND MEMBER'S EQUITY:	$	529,462

See Accompanying Notes to Statement of Financial Condition

Notes to Statement of Financial Condition
June 30, 2022

1. Organization and Nature of Business

JP Derivatives, LLC (the "Company") is a limited liability company under the laws of the State of Delaware. The Company is wholly owned by Piuggi Capital, LLC (the "Member"). The Company is a broker-dealer registered with the NYSE American LLC, NYSE Arca, Inc., the Securities Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company Executes options transactions for its clients on an agency and/or give up basis and clears all transactions on behalf of its clients on a fully disclosed basis with a clearing broker. Therefore, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. In addition, the Company operated on reliance on Footnote 74 to SEC Release 34-70073, adopting amendments to 17 C.F.R.§240.17a-5 as it limited its other activities to directly billing and collecting commission, rebate and service income from its clients.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee. As of June 30, 2022 the Member has not signed any specific guarantees obligating the Member on behalf of the Company.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held at on financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits. The Company has not experienced any such losses . At June 30, 2022 the Company did not have any cash equivalents.

c) Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services in accordance with ASC Topic 606, Revenue from Contracts with Customers. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract and whether constraints on variable consideration should be applied due to uncertain future events.

The Company acts as a broker of record for its clients' option transactions. Each time the client enters into a buy or sell transaction, the Company charges a commission. Commissions on securities transactions are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date, (the date that the clients trades are executed), because that is when the underlying financial instrument and counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the client.

Notes to Statement of Financial Condition
June 30, 2022

Revenues from option order flow rebates are from directing orders for trade execution and are reflected in the financial statements on a trade date basis. The Company has determined that the performance obligation is satisfied on the trade date, (the date that the customers trades are executed), because that is when the underlying financial instrument and counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

The Company earns a monthly service fee from another financial institution to provide research and resolution of trade discrepancies associated with trades executed on the NYSE American LLC, NYSE Arca, Inc. The Company's performance obligation is satisfied as it delivers the services over the course of a month and recognized the revenue at month end when it bills for their services.

d) Income Taxes
The LLC is treated as a disregarded entity and has not federal and state tax liabilities. Any liability on profits is reported on the tax return of the Member, accordingly, no provision for tax is provided, in accordance with GAAP. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject.

The Company adopted the provisions of the Financial Accounting Standard Board's ("FASB") Accounting Standards Codification No. 740 ("ASC" 740) Subtopic 05 "Accounting for Uncertainty in Income Taxes." The Company is required to determine how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This determination requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in income taxes payable.

e) Credit Losses and Commissions Receivable
The guidance under Accounting Standards Codification Topic 326, Financial Instruments – Credit Losses ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized costs, including fees, other receivables and due from broker utilizing the CECL framework. The Company's expectation is that the credit risk associated with receivables and due from broker are that the clearing broker or client with which it conducts business with is unable to fulfill its contractual obligation. Management monitors the credit risk of clients and due from broker and currently there is not a foreseeable expectation of an event or change which could result in the commissions receivable or due from broker being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of the year ended June 30, 2022.

The Company considers commission receivables and due from broker are impacted by the guidance.

The Company has commissions receivable from customers/clients at June 30, 2021 and June 30, 2022 of $581,891, and $305,806.

4

Notes to Statement of Financial Condition
June 30, 2022

f) Due from Broker

In accordance with the Second Amendment to the Secondary Correspondent Agreement dated March 7, 2022 the Company's guarantee deposit was reduced from $200,000 to $100,000, effective May 1 2022. At June 30, 2022 the Company had a due from broker of $134,577, which represents their guarantee deposit of $136,302 net of $1,725 due to broker.

g) Use of Estimates

The preparation of this statement of financial condition in conformity with GAAP requires Management to make estimates and assumption that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

h) Employee Retention Credit

The Taxpayer Certainty and Disaster Tax Relief Act of 2020, enacted December 27, 2020 amended and extended the employee retention credit (and the availability of certain advance payment of the credits) under section 2301 of the The Coronavirus Aid, Relief and Economic Security Act ("Cares Act") until June 30, 2021. The American Rescue Plan Act, enacted March 11, 2021, added section 3134 to the Internal Revenue Code to amend and extend the employee retention credit (and the availability of certain advance payments of the tax credits) through the end of 2021. The Company applied for the employee retention credit with its quarterly Form 941 employer payroll tax return at September 30, 2021. The Company received the credit and recorded it as revenue for the year ended June 30, 2022

3. Bank Loan Payable

On May 5, 2020 the Company received the first loan of $372,908 from the Paycheck Protection Program (the "PPP"). On February 8, 2021 the Company received a second loan of $333,733 from the PPP, which resulted in total PPP loans of $706,641, which the Company recorded as loans payable under ASC 740, Debt. The Company used the funds received under the PPP for approved expenses during the years ended June 30, 2020 and June 30, 2021, respectively. During the year ended June 30, 2022 the Company applied and received forgiveness from the Small Business Administration on their two PPP loans on August 21, 2021 and May 10, 2022.

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain providers against specific losses in connection with their acting as an agent, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believe that it is unlikely it will have to make material payments under these arrangements and had not recorded any contingent liability in the financial statement for these.

Pursuant to the terms of the Amended Agreement, the Company indemnifies and holds harmless the other part and its affiliates, and their respective controlling persons, officers, directors, agents, servants and employees (the "Indemnified Party"), from and against costs, losses, claims, liabilities, fines, penalties, damages and expenses arising out of or resulting from any actual or alleged breach of the Amended Agreement. However, the indemnifying party shall be liable only in the event of willful misconduct or gross negligence.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believe that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Notes to Statement of Financial Condition
June 30, 2022

5. Lease Accounting

The Company accounts for its lease in accordance with Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for a short-term lease as a lease that, at the commencement date, had a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company recognizes short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the   period in which the obligation is incurred.

The Company had a month to month lease agreement which was terminated by the Company effective April 30, 2022. A refundable security deposit of $2,500 is reflected on the statement of financial condition and is due from the landlord as of June 30, 2022

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At June 30, 2022, the Company had net capital of $116,832, which was $105,164 in excess of its required net capital of $11,668. The Company's net capital ratio was 1.4980 to 1.

7. Covid-19

The World Health Organization characterized the outbreak of the novel coronavirus (COVID-19) as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contribute to significant volatility in financial markets. The Company's business operations and revenue sources has not been significantly impacted by COVID-19. However, if the financial markets and/or overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

8. 401(k) Plan

The Company sponsors a 401(k) Plan (the "Plan") which convers all eligible employees as defined. The participants may contribute a portion of their compensation up to the maximum dollar amount allowed by federal statutory limits. The Company may make matching contributions. For the year ended June 30, 2022 the Company did not make any matching contributions to employees of the Company.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between July1, 2022 and November 2, 2022, which is the date this financial statement was available to be issued, for possible disclosure and recognition in this financial statement. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in this financial statement as of June 30, 2022).